Exhibit 4.9

PROMISSORY NOTE

November 20, 2015
$250,000.00
Lawrenceville, Illinois

FOR VALUE RECEIVED, Small's Mill Holdings, Inc., a Nevada corporation, with offices at 77 King Street West, Suite 2905, Toronto, Ontario M5K 1H1 (referred to herein as "Borrower"), does hereby promise to pay to Dan G. Scherer and T. Holly Scherer, 8732 N. Frontage Lane, Bridgeport, IL 62417 ("Lenders"), or their successors and assigns, at such place as the holder of this Note may from time to time designate, the principal sum of Two Hundred Fifty Thousand Dollars ($250,000.00), with interest from the date hereof on the unpaid principal balance at the rate of six percent (6.00%) per annum, principal and interest payable in monthly installments of Two Thousand One Hundred Nine Dollars and Sixty-four Cents ($2,109.64), each beginning on the 20th day of December, 2015 and continuing on the 20th day of each month thereafter for a term of twenty-four (24) months, and a final payment on December 20, 2017, on which date the entire unpaid principal balance, accrued interest, any unpaid late charges, and any other amounts due and owing to Lenders shall be paid in full.  If this Note is signed by more than one person, the obligations and authorizations hereunder shall be joint and several.

1.            DEFAULT BY BORROWER.  Should default be made in the payment of any installment when due, or in the performance of any provision or condition contained in the Installment Contract securing this Note, the whole sum principal and interest shall become immediately due at the option of the holder and regardless of any prior forbearance.  Interest shall accrue following any default hereunder at the rate set forth in this Note, as adjusted from time to time.

2.            LATE CHARGE.  The undersigned agree (a) to pay immediately, without demand, to the holder, in the event any installment is not received by the holder on its due date  and without regard to the date as of which said payment is credited, a daily late payment charge equal to two percent (2%) of the installment past due;  (b) that it would be impractical or extremely difficult to fix the holder's actual damages in the event that any installment shall not be paid when due; (c) that such amount shall be presumed to be the amount of damages for such late payment.  This paragraph and the amount that it provides shall not limit the holder's right, under this Note, the Installment Contract securing it, or otherwise, to compel prompt performance thereunder.

3.            PREPAYMENT PRIVILEGE.  Borrower shall have the right to make prepayments in increments equal to a regular monthly installment amount on the regular installment due dates.  Any prepayments made pursuant to this Paragraph shall be first applied to the monthly installments last coming due hereunder, and prepayments made shall not defer the due date of the payment next coming due.

4.            ACCELERATION CLAUSE.  This Note is issued in consideration of a loan made by Lenders to Borrower in connection with a certain Installment Contract for Sale of Commercial Real Estate dated November 20, 2015.  It is hereby expressly understood and agreed that if default be made in the payments due under said Installment Contract, or if default be made in the payment of any of the said installments of principal or of interest pursuant to this Note, the principal sum above mentioned, or any balance that may appear to be unpaid thereon, together with all unpaid interest thereon, shall at the option of the legal holder of this note, become immediately due and payable, without notice, and shall be collectible immediately or at any time after such default, anything hereinbefore contained to the contrary notwithstanding.

5.            NOTE AND INSTALLMENT CONTRACT.  This Note and the Installment Contract heretofore identified shall be read together so that all rights accruing to Lenders under any document shall be considered as accruing under all documents and all obligations of Borrower under any document shall be considered as obligations under all documents.  This Note is executed solely to establish the indebtedness due and owing pursuant to the Installment Contract for Sale of Commercial Real Estate.  This Note shall not be deemed to create a separate and distinct obligation from the obligation created by the Installment Contract.

6.            COST OF COLLECTION.  The undersigned together with any sureties, endorsers, and guarantors of this Note jointly and severally promise to pay (a) all costs and expenses of collection, including without limitation attorneys' fees, in the event this Note or any portion of this Note is place in the hands of attorneys for collection and such collection is effected without suit; (b) attorneys' fees, as determined by the judge of the court, and all other costs, expenses, and fees incurred by the holder in the event suit is instituted to collect this Note or any portion of this Note; (c) all costs and expenses provided for in any instrument given as security for this Note and/or incurred by or on behalf of the holder in connection with collecting or otherwise enforcing any right of the holder under this Note, or any instrument given as security for this Note; and (d) all costs and expenses, including, without limitation, attorneys' fees incurred by the holder in connection with any bankruptcy, insolvency of reorganization proceeding, or receivership in which the undersigned is involved, including, without limitation, attorneys' fees incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

7.            MAXIMUM INTEREST.  In no event whatsoever shall the amount paid, or agreed to be paid, to the holder for the use, forbearance, or retention of the money to be loaned hereunder ("Interest") exceed the maximum amount permissible under applicable law.  If the performance or fulfillment of any provisions hereof, or any other agreement between the holder and the undersigned shall result in Interest exceeding the limit for interest prescribed by law, then the amount of the Interest shall be reduced to the maximum rate that may lawfully be charged or collected by the holder.  If, from any circumstance whatsoever, the holder should receive as Interest an amount that would exceed the highest lawful rate, the amount that would be excessive Interest shall be applied to the reduction of the principal balance owing hereunder (or, at the option of the holder, be paid over to the undersigned) and not to the payment of Interest.

Small's Mill Holdings, Inc., a Nevada corporation, Borrower BY:/"Signed"/David Posner President

Attest:

           /"Signed"/ Adam K. Szweras
Corporate Secretary

Province of Ontario	)
) ss.
City of Toronto	)

I, the undersigned, a Notary Public, in and for said County and State aforesaid, does hereby certify that ___David Posner_________________, and ____Adam Szweras____________, personally known to me to be the President and Secretary, respectively, of Small's Mill Holdings, Inc., a Nevada corporation and personally known to me to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that they signed, sealed and delivered the said instrument as their free and voluntary act for the uses and purposes therein set forth.

Given under my hand and Notarial Seal, this _18th___ day of November, 2015.

_________Karen A. Murray__________________
Notary Public